SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: April 7, 2010
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

SIGNATURES
EXHIBIT INDEX
EX-10.1
EX-10.2
EX-10.3
EX-10.4

Supplemental Indentures
     Dated as of March 30, 2010 and April 7, 2010, Navios Maritime Holdings Inc. (the “Company”) entered into a Second and Third Supplemental Indenture, respectively, in order to add certain indirect subsidiaries of the Company, as identified in such agreements, as guarantors to its Indenture dated November 2, 2009 providing for the issuance of its 8 7/8% First Priority Ship Mortgage Notes due 2017.
     Copies of the Second and Third Supplemental Indentures are furnished as Exhibits 10.1 and 10.2, respectively, to this Report and are incorporated herein by reference.
      Dated as of March 19, 2010 and April 7, 2010, the Company entered into a Twenty-Eighth and Twenty-Ninth Supplemental Indenture, respectively, in order to add certain indirect subsidiaries of the Company, as identified in such agreements, as guarantors to its Indenture dated December 18, 2006 providing for the issuance of its 9 1/2% Senior Notes due 2014.
      Copies of the Twenty-Eighth and Twenty-Ninth Supplemental Indentures are furnished as Exhibits 10.3 and 10.4, respectively, to this Report and are incorporated herein by reference.
     This information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-165754 and on Form S-8, File No. 333-147186.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: April 21, 2010

EXHIBIT INDEX

Exhibit No.	Exhibit
10.1	Second Supplemental Indenture dated as of March 30, 2010

10.2	Third Supplemental Indenture dated as of April 7, 2010

10.3	Twenty-Eighth Supplemental Indenture dated as of March 19, 2010

10.4	Twenty-Ninth Supplemental Indenture dated as of April 7, 2010